May 12, 2020

VIA EDGAR AND BY COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Sherman

Brian Cascio

Courtney Lindsay

Irene Paik

Re:	Tocagen Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 27, 2020

File No. 333-237371

Ladies and Gentlemen:

On behalf of Tocagen Inc. (“Tocagen”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 11, 2020 (the “Comment Letter”) regarding the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Tocagen has also revised the Registration Statement in an Amendment No. 2 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Tocagen’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment 1 to Registration Statement on Form S-4

May 12, 2020

Q: What is the Merger?, page 1

1.

We note your revisions in response to our prior comment 4. Please also disclose the net cash closing condition and the anticipated range of $2.0 million to $4.0 million of net cash at closing here and elsewhere that you assume $3.0 million in net cash at closing.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 3, 13, 15, 26, 28 and 147 to disclose the net cash closing condition, noting that this condition has been waived by Forte, and the anticipated range of Tocagen net cash at closing. Additionally, Tocagen notes that it has revised the anticipated range to $0.3 million to $0.7 million and has revised the anticipated Tocagen net cash at closing amount to $0.5 million.

Questions and Answers About the Merger, page 1

2.

We note that you have entered into asset purchase agreements with Abintus Bio, Inc. for the sale of RNV Platform Assets and Denovo Biopharma LLC for the sale of RRV Platform Assets. Please disclose in this section and elsewhere that you discuss the disposition of Company Assets that you have entered into asset purchase agreements for the sale of the RNV Platform Assets and RRV Platform Assets. Please also describe the material terms of these agreements and file them as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 10 and 137 to include a discussion of the asset purchase agreements, including their material terms. Tocagen has filed the Asset Purchase Agreement with Abintus Bio, Inc. as Exhibit 10.22 to the Amendment and the Asset Purchase Agreement with Denovo Biopharm LLC as Exhibit 10.23 to the Amendment.

Merger Consideration and Exchange Ratio, page 143

3.

We note your responses to our prior comments 12 and 13 that the final Exchange Ratio will be disclosed in a Form 8-K five business days prior to the meeting of the Tocagen stockholders to consider the merger. It appears from your disclosure that the Exchange Ratio is subject to adjustment until the Closing Date. Please disclose clearly the date on which the Exchange Ratio will be finalized.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 3 to disclose when the Exchange Ratio will be finalized. Additionally, Tocagen notes that our prior response to comment 13 that disclosed that the Exchange Ratio would be disclosed on a Form 8-K five business days prior to the Tocagen special meeting incorrectly stated the requirements of the Merger Agreement. Under the terms of the Merger Agreement, the Exchange Ratio is fixed prior to the “Anticipated Closing Date,” which is a date at least ten calendar days prior to the Tocagen special meeting. Following the final determination of the Tocagen’s net cash as of the Anticipated Closing Date, Tocagen and Forte will finalize the Exchange Ratio and issue a press release setting forth the final Exchange Ratio. The parties have agreed to publicly disclose the final Exchange Ratio as early as practicable prior to the Tocagen special meeting (and in no event will the press release or Form 8-K delay or cause the postponement of the Tocagen special meeting).

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (858) 550-6088.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Karen Deschaine

Karen Deschaine

COOLEY LLP